Consolidated Balance Sheets
Consolidated Statements of Earnings
Consolidated Statements of Retained Earnings
Consolidated Statements of Cash Flow

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of: November 2004	Commission File Number: 1-31402

CAE Inc.
(Name of Registrant)

Royal Bank Plaza
South Tower, Suite 3060
Toronto, Ontario
Canada M5J 2J1
(Address of Principal Executive Offices)
Telephone: (416) 866-6967

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐                    Form 40-F ☑

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐                    No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAE Inc.
Date: November 4, 2004	By:	/s/ Aline Belanger
		Name:	Aline Belanger
		Title:	Vice President, Corporate Controller and Assistant Secretary

EXHIBIT INDEX

Exhibit	Description of Exhibit
99	Press Release-Q2 Earning Release

Exhibit 99

Press Release

CAE reports second-quarter results

•	Consolidated revenue increases 10% from last year to C$235.1 million

•	Earnings from continuing operations before interest and tax (EBIT) rise 8% to C$22.2 million
•	Restoration of double-digit Military margins
•	Higher capacity utilization of Civil training network
•	Sale of Discontinued Marine Controls unit for approximately C$328 million expected to close before March 31, 2005

Montreal, November 4, 2004 — (NYSE: CGT; TSX: CAE) — CAE today reported results for the second quarter ended September 30, 2004. Financial information is in Canadian dollars.

On November 1, 2004, CAE announced that it had signed a purchase and sale agreement with L-3 Communications of New York to sell its Marine Controls business unit for approximately $328 million, including $276 million in cash and the assumption of $52 million in debt. The transaction is subject to certain regulatory approvals and other closing conditions, with a closing date expected prior to the end of CAE’s current fiscal year.

As a result, the financial results of Marine Controls have been reclassified as Discontinued Operations. Previously reported statements have been reclassified; interest expense has been reallocated to Discontinued Operations based on their share of capital employed. The continuing operations of CAE are Civil Simulation and Training (“Civil”) and Military Simulation and Training (“Military”).

Consolidated revenue from Civil and Military for the second quarter increased 10% to $235.1 million from the $213.2 million generated in the prior year. The increase is attributable to an 18% increase in Civil’s contribution, including adverse foreign exchange impacts totaling $5 million.

Earnings before interest and taxes (“EBIT”) from continuing operations increased 8% to $22.2 million from the $20.6 million generated in the prior year. The increase is due to a 14% improvement in Military’s contribution, with 12.3% operating margins. Civil’s EBIT was flat, with a reduced contribution from the unit’s Equipment and Services component offsetting a stronger contribution from Aviation training (67% utilization rate versus 57% last year).

CAE’s President and Chief Executive Officer, Robert E. Brown, stated, “The second quarter saw the restoration of Military’s double-digit margins and higher utilization of Civil’s global training network. The sale of Marine Controls will enable CAE to focus on our core simulation and training businesses from a position of greater financial strength and flexibility. We will now devise and execute a plan that will deliver improved cash flow, profitability and a higher return on invested capital.”

Second-quarter interest expense decreased to $5.8 million from $6.2 million last year. A second quarter income tax rate of 22% (compared to 24% last year) resulted in tax expense of $3.6 million.

Net earnings from continuing and discontinued operations for the second quarter of $14.0 million (or 6 cents a share) compare to $15.1 million (or 7 cents per share) last year. The reduction is attributable to a decreased contribution from discontinued operations, with the net earnings of the discontinued Marine Controls unit declining to $1.2 million from $4.1 million last year.

Year-to-date, revenue increased by 10% to reach $466.0 million, with a cumulative negative foreign exchange impact of approximately $5.5 million. The increase is attributable primarily to the higher utilization of Civil’s training network. Cumulative EBIT from CAE’s continuing operations increased to $53.7 million from $39.8 million last year, with Civil’s EBIT up 91% and Military’s down 3%. Year-to-date EBIT in both business segments was affected positively by the first-quarter recognition of investment tax credits (ITC) totaling $14.2 million and negatively by adverse foreign exchange impacts on operating earnings totaling approximately $2.1 million. Year-to-date net earnings in the discontinued Marine Controls unit were $6.6 million, compared to $7.0 million last year.

Year-to-date interest expense is down 18% from last year to $10.6 million, while the first-half tax rate is higher (26% compared to 14% last year), due to the recognition in last year’s first quarter of loss carry-forwards related to Australian operations. The Company still expects the full-year tax rate to average approximately 30%, excluding any tax impact from the expected gain on the Marine divestment.

Year-to-date net earnings of $38.3 million (or 16 cents a share) compare to $28.3 million (or 13 cents per share) in the prior year.

Second-quarter cash flow from operations increased to $21.8 million compared to $11.1 million in the first quarter and $21.5 million last year. During the second quarter, cash flow from all operations offset investment activities. Cash and cash equivalents as at September 30 were $8.5 million lower than at the end of the first quarter. Subsequent to September 30, a cash milestone payment in the amount of $18 million has been received for work performed in the German NTF program.

As at September 30, 2004, CAE’s net debt, defined as long-term debt less cash and cash equivalents, was $630.3 million compared to $529.6 million as at March 31. The majority of the increase in net debt is attributed to the formation of CAE’s majority-owned training operation with Iberia, which resulted in additional borrowings of $61.8 million. Net debt will be reduced by the after-tax cash proceeds from the sale of Marine Controls.

CAE’s consolidated backlog at September 30, 2004 was $2.3 billion, compared to $2.0 billion in the prior year period. The backlog excludes any amounts for Military’s selection as the preferred bidder on the NH-90 and UK Armoured Vehicle Training Service (AVTS) programs. As at November 4, Civil has secured 7 of 9 full flight simulator orders in the competed global market.

A more detailed discussion of business unit highlights can be found in the Management Discussion & Analysis available on the CAE website at www.cae.com/Financials2005Q2.

CAE is a leading provider of simulation and modeling technologies and integrated training services for commercial and business aviation, and defence customers worldwide. The company has annual revenues of approximately C$1 billion, with operations and training facilities in 17 countries on five continents.

This press release includes forward-looking statements that are based on certain assumptions and reflects CAE’s current expectations. These forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations. Additional factors are discussed in CAE’s materials filed with the securities regulatory authorities in Canada and the United States from time to time. CAE disclaims any intention or obligation to update or revise any forward-looking statements

On the web: www.cae.com

Media contacts: Arthur C. Perron, Vice-President, Government and Media Relations, (514) 340-5370, arthur.perron@cae.com

Anne von Finckenstein, Manager, Media Relations, (514) 341-6780, ext. 4889, anne.vonfinckenstein@cae.com

Investor relations: Andrew Arnovitz, Director, Corporate Communications and Investor Relations, (514) 734-5760, andrew.arnovitz@cae.com

Consolidated Balance Sheets

(Unaudited)	as at September 30	as at March 31
(amounts in millions of Canadian dollars)	2004	2004
Assets
Current assets
Cash and cash equivalents	$23.6	$54.7
Accounts receivable	318.0	316.5
Inventories	155.5	147.7
Prepaid expenses	21.3	19.6
Income taxes recoverable	87.0	52.0
Future income taxes	5.5	1.8
Current assets held for sale	83.4	89.8

	694.3	682.1
Restricted cash	4.3	7.0
Property, plant and equipment, net	883.1	791.7
Future income taxes	66.8	89.0
Intangible assets	128.6	129.2
Goodwill	293.2	300.7
Other assets	142.7	165.4
Long-term assets held for sale	126.9	128.2

	$2,339.9	$2,293.3

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable and accrued liabilities	$288.9	$322.0
Deposits on contracts	80.4	69.3
Long-term debt due within one year	38.0	8.8
Future income taxes	53.6	51.1
Current liabilities related to assets held for sale	55.1	54.5

	516.0	505.7
Long-term debt	615.9	575.5
Deferred gains and other long-term liabilities	161.3	155.6
Future income taxes	75.5	77.5
Long-term liabilities related to assets held for sale	67.7	60.2

	1,436.4	1,374.5

Shareholders’ Equity
Capital stock	368.4	367.5
Contributed surplus	2.2	1.3
Retained earnings	585.6	562.1
Currency translation adjustment	(52.7)	(12.1)

	903.5	918.8

	$2,339.9	$2,293.3

Consolidated Statements of Earnings

	three months ended		six months ended
(Unaudited)	September 30		September 30
(amounts in millions of Canadian dollars, except per share amounts)	2004	2003	2004	2003
Revenue
Civil Simulation and Training	$131.3	$111.3	$258.4	$220.4
Military Simulation and Training	103.8	101.9	207.6	201.7

	$235.1	$213.2	$466.0	$422.1

Earnings from continuing operations before interest and income taxes
Civil Simulation and Training	$9.4	$9.4	$30.8	$16.1
Military Simulation and Training	12.8	11.2	22.9	23.7

Earnings from continuing operations before interest and income taxes	22.2	20.6	53.7	39.8
Interest on long-term debt	9.2	9.6	18.0	18.9
Other interest expense (income), net	(3.4)	(3.4)	(7.4)	(6.0)

Earnings from continuing operations before income taxes	16.4	14.4	43.1	26.9
Income taxes	3.6	3.4	11.4	3.7

Earnings from continuing operations	$12.8	$11.0	$31.7	$23.2
Results of discontinued operations	1.2	4.1	6.6	5.1

Net earnings	$14.0	$15.1	$38.3	$28.3

Basic earnings per share from continuing operations	$0.05	$0.05	$0.13	$0.11

Diluted earnings per share from continuing operations	$0.05	$0.05	$0.13	$0.11

Basic earnings per share	$0.06	$0.07	$0.16	$0.13

Diluted earnings per share	$0.05	$0.07	$0.15	$0.13

Weighted average number of shares outstanding	246.8	220.0	246.7	219.8

Consolidated Statements of Retained Earnings

	three months ended		six months ended
(Unaudited)	September 30		September 30
(amounts in millions of Canadian dollars)	2004	2003	2004	2003
Retained earnings at beginning of period	$579.0	$537.8	$562.1	$531.2
Share issue costs (net of taxes of $2.4 million)	—	(5.1)	—	(5.1)
Net earnings	14.0	15.1	38.3	28.3
Dividends	(7.4)	(6.6)	(14.8)	(13.2)

Retained earnings at end of period	$585.6	$541.2	$585.6	$541.2

Consolidated Statements of Cash Flow

	three months ended		six months ended
(Unaudited)	September 30		September 30
(amounts in millions of Canadian dollars)	2004	2003	2004	2003
Operating activities
Net earnings	$14.0	$15.1	$38.3	$28.3
Adjustments to reconcile earnings to cash flows from operating activities:
Amortization	19.3	15.8	37.2	33.1
Future income taxes	3.0	(3.8)	12.8	(7.5)
Investment tax credit	(6.4)	(2.2)	(20.1)	(4.9)
Stock based compensation	0.6	0.4	0.9	0.6
Other	0.5	6.7	2.8	(3.4)
Increase in non-cash working capital	(9.2)	(10.5)	(39.0)	(86.2)

Net cash provided by (used in) operating activities	21.8	21.5	32.9	(40.0)
Net cash provided by (used in) discontinued operating activities	14.1	(6.6)	14.0	(0.2)

Net cash provided by (used in) operating activities	35.9	14.9	46.9	(40.2)

Investing activities
Purchase of business	(5.7)	—	(6.6)	—
Proceeds from disposal of discontinued operations	0.8	2.5	0.8	22.3
Short-term investments, net	—	1.4	—	(2.3)
Capital expenditures	(25.0)	(30.8)	(66.2)	(53.2)
Proceeds from sale and leaseback of assets	—	94.0	—	122.5
Deferred development costs	(3.2)	—	(6.9)	(2.8)
Deferred pre-operating costs	(0.2)	0.4	(1.3)	0.2
Other assets	(3.3)	0.1	(4.1)	(1.9)

Net cash (used in) provided by continuing investing activities	(36.6)	67.6	(84.3)	84.8
Net cash (used in) discontinued investing activities	(2.2)	(2.7)	(4.1)	(6.0)

Net cash (used in) provided by investing activities	(38.8)	64.9	(88.4)	78.8

Financing activities
Proceeds from long-term debt	126.0	172.0	149.2	310.0
Repayments of long-term debt	(124.7)	(340.5)	(127.0)	(406.2)
Dividends paid	(7.2)	(6.4)	(14.4)	(12.9)
Common stock issuances	0.2	175.6	0.5	175.6
Share issue costs	—	(7.0)	—	(7.0)
Other	1.8	(1.7)	3.1	(1.8)

Net cash (used in) provided by continuing financing activities	(3.9)	(8.0)	11.4	57.7
Net cash (used in) provided by discontinued financing activities	0.6	2.8	1.8	3.6

Net cash (used in) provided by financing activities	(3.3)	(5.2)	13.2	61.3

Effect of foreign exchange rate changes on cash and cash equivalents	(2.3)	(0.6)	(1.5)	(1.9)

Net (decrease) increase in cash and cash equivalents	(8.5)	74.0	(29.8)	98.0
Cash and cash equivalents at beginning of period	40.6	41.1	61.9	17.1

Cash and cash equivalents at end of period	$32.1	$115.1	$32.1	$115.1

Cash and cash equivalents related to:
Continuing operations			23.6	108.0
Discontinued operations			8.5	7.1

			$32.1	$115.1